UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Flexable, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Pennsylvania

      Date of organization
      July 13, 2016

Physical address of issuer
4607 Library Road, Suite 220-1042, Bethel Park, PA 15102

Website of issuer
http://flexablecare.com/

.

Current number of employees
0 employees

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$64.378	$17,948
Cash & Cash Equivalents	$56,776	$10,462
Accounts Receivable	$1,699	$5,538
Short-term Debt	$27,000	$10,972
Long-term Debt	$765,920	$402,047
Revenues/Sales	$69,358	$123,895
Cost of Goods	$221,284	$0
Taxes Paid	$182	$0
Net Income (Loss)	($295, 442)	($152,471)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Priya Amin
_____
(Signature)

Priya Amin
_____
(Name)

CEO and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Priya Amin
_____

Priya Amin
CEO and Manager (Title)

May 25, 2021
_____
(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: FORM C-AR
EXHIBIT B: Financials

EXHIBIT A
FORM C-AR


May 25, 2021

Flexable, LLC



FORM C-AR


This Form C-AR (including the cover page and all exhibits attached hereto, the ("Form C-AR") is being furnished by Flexable, LLC, a Pennsylvania limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 *et seq*.), which requires that it must file a report with the Commission annually and post the report on its website at http://flexable.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 25, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Flexable, LLC is a Pennsylvania limited liability company.

The Company is located at 4607 Library Road, Suite 220-1042, Bethel Park, PA 15102.

The Company's website is http://flexablecare.com.

The Company conducts business in Pennsylvania.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks in which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking), and risk factors related to to the COVID-19 pandemic. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited Operating History.
The Company has been operating only since 2016 and has yet to have profitable operations. This is a limited history for prospective investors to consider.

The Company is Subject to Competition.
The market in which the Company operates is highly competitive. The Company competes with many other businesses, both large and small, on the child caregiving, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance. The Company competes in an industry where the Company may not have control of the prices it will receive for its services or the prices it must pay for the service providers. Price uncertainty may negatively impact the Company's business and financial situation.

The Company is in a Regulated Industry.
The ownership and operation of child-care caregivers and operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly, particularly, if the Company expands into other states. The Company may face changes in the state and federal laws in connection to any licensing required for the child caregivers. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

The Company is a Small Business with a Small Management Team and No Outside Directors.
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged. Additionally, the Company does not have any outside managers to provide oversight. Although dependent on key personnel, the Company does not have any key man life insurance policies on any of the management team. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company. The management team of the Company could be dishonest. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their Company is on the line, or they are going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company. Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk. Additionally, the Company does not have any outside managers to provide over-sight for these risks.

The Company Offers a Limited Number of Services.
The Company, like most small businesses, offers only a limited number of services, making it vulnerable to changes in technology and/or customer preferences. The services the Company provides are "nice to have", but are not necessities for its customers. In the event of a recession or other economic downturn, customers might curtail their purchase of the Company services.

The Company has Completed Build-out of its own On-line Platform.
The Company has developed its service offerings without the robust technology platform that will be necessary for it to expand its local offerings and to expand into other markets.

The Company's Delivery of Virtual Services Relies on third-party Providers.
The use of an online platform is key to delivering virtual childcare to the Company's customers. As much of the workforce, schools, and the world at large has moved to "living" virtually, there is the risk that delivery of services can be interrupted for example, due to server failures, local bandwidth concerns, or malicious interruptions, or other problems with virtual platforms through which Company delivers its services, all of which will be outside of the Company's control.

The Company Services are Subject to Litigation and Personnel Risk.
The success of the Company depends on the reputation of its brand. Adverse publicity or lawsuits concerning the Company's services or the Company itself could negatively impact the future of its business. The Company provides virtual child caregiving services, which by their nature have potential for parents to be dissatisfied with the care given. The Company could be subject to legal liability related to the performance of its services. The Company relies on a cadre of part-time contract caregivers for its services. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business. Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

The Company's Business could be Negatively Impacted by Cyber Security Threats, Attacks and Other Disruptions.
We face potential attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
A significant portion of the Company's revenue at the time of the initial offering was through physical childcare taking place at a customer-selected on-site location. With shelter-in-place orders and non-essential business closings throughout 2020 and into 2021, and into the future due to the COVID-19 pandemic, the Company's revenue as of March 2020 had been adversely affected as the Company halted all event and on-site operations and moved to online-delivery of its childcare services. While the Company received an exemption in the Commonwealth of Pennsylvania to continue to operate childcare on-site with essential businesses, which was effective April 2020, due to the desire to mitigate Covid-19, all current services provided by the Company are only being offered virtually. The requirements to mitigate the risk of COVID-19 may continue to require increased liability coverage may be needed as well, along with precautionary materials for caregivers, thereby increasing overhead costs and decreasing margins.

Adverse Changes such as Disasters, Diseases and Negative Changes in Government Policy Could Result in Significant Losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, on the financial market and consumer behavior may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

BUSINESS

Description of the Business

Flexable is one of the only business-to-business child-care providers that partners with employers to provide employees with access to on-demand childcare, via virtual delivery, anytime, anywhere it is needed. Since 2016, we have provided businesses with on-demand, safe, trusted childcare on-site at more than 1,000 events and office locations around the country. We have built up relationships with over 150 organizations, locally and nationally, and expanded those relationships into broader workplace childcare solutions.

Business Plan

The Company's business model is resilient. With on-demand offerings formerly offered on-site and now offered in a virtual setting, the Company can provide businesses a solution for employee childcare coverage remotely. We are here as companies navigate an uncertain time and need to both accommodate remote work and a return to work while schools and camps remain closed – a "workforce transformation" in which millions of working parents are still working from home indefinitely while schools, daycares, and many other childcare facilities remain closed.

Since the onset of the COVID-19 pandemic, delivering on our mission to make Life + Work Fit has taken on an entirely different meaning. We expanded our offerings to provide on-demand support to those working remotely at home -- virtually -- through new Flexable Virtual Childcare in a variety of formats, and we have discontinued providing face-to-face childcare services.

Product

With Flexable, companies can help working parents balance their work-life with their home-life. Companies can schedule background-checked, vetted Flexable caregivers on-demand to pop-up and provide activities for children online.

The booking process for parents is plug and play:
1. Schedule your event through Flexable's website.
2. Vetted caregivers pick up events that fit their schedule.
3. Flexable team members arrive online with the supplies they need for kids to have an amazing experience.

Virtual Childcare – Individual Pricing

- **Details**: Online, interactive sessions for kids ages 3-10. Led by Flexable's own vetted facilitators and community partners. Designed to keep kids engaged so their parents can get work done or take a break.
- **Example activities**: Art, movement, book club, story time, homework help
- **Pricing**: Approximately $15 per 30 minute sessions; $30 per 60 minute session
- **Economics**: $75 - $150 revenue per session, 70% margin
- **Customer acquisition**: Friends and family, existing business customers, and viral marketing and social media

Virtual Childcare – Corporate Pricing
- **Pricing**: Monthly access fees + usage fees with discounts ranging from 15%-33% off individual classes
- **Economics**: margin of roughly 45%-65%
- **Customer acquisition**: Inbound/outbound sales, public relations, word of mouth, existing business customer referrals, and social media

Traction

Flexable has a strong foundation in on-demand "pop-up" childcare with $200K in revenue, 150 business relationships and 1,000+ events, and 2,500 children served.

There is a high level of trust and name recognition from existing business customers. We are starting with these customers to grow our online childcare product. Social Media exposure has assisted in Flexable's ability to reach a more national audience of employers as potential customers.

Since pivoting exclusively to virtual childcare in June 2020, Flexable has signed on hundreds of active parent users and has continued solidifying higher value business-to-business partnerships across the country.

Market

Research shows that American parents of young children spend $42 billion annually on childcare and early childhood education.[1] Finding qualified sitters is often difficult and time consuming for working parents, who are already juggling a heavy workload.

Businesses want to support working parents to be successful. Approximately seventy percent of companies strive to be more inclusive of working parents, through various benefit programs.[2] With the onset of COVID, nearly ninety percent of parents working remotely are struggling to juggle work and home care duties. Through business partnerships, there is an opportunity to provide fully or partially subsidized childcare to working parents and cover childcare gaps, improve productivity, employee inclusion and employee retention.

Competition

Flexable was founded with business to business offerings delivered on-demand care on-site at the business' office or an event space, a format unique in the marketplace. As the Company enters and grows in the online space offering services directly to parents we face a host of new competitors such as Outschool, access to free content from museums or zoos, and even other small local businesses offering online experiences for children and families. The Company's business-to-business focus and ability to serve businesses online is unique in this fast-evolving marketplace. Additionally, the hosted, small group format offered by Flexable provides for child-to-child interaction that kids crave and is different from most competitors offering consumable content.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

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[1] See https://www.cnbc.com/2020/01/27/parents-spending-42-billion-on-early-child-care-each-year.html
[2] See https://www.cnbc.com/2020/09/17/remote-learning-why-parents-feel-theyre-failing-with-back-to-school-from-home.html

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Priya Amin	CEO and Manager	2016-Present: CEO and Manager of Flexable	MBA - Marketing (2006) The University of Arizona BS - Biotechnology (2001) Rutgers University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees and works exclusively with independent contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding/Face Value	1,035,293.50
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Controlling position in the Company
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	59.12%

Type of security	Class B Shares
Amount outstanding/Face Value	200.000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	11.42%

The Company has the following debt outstanding:

Type of debt	Convertible Debt – Innovation Works
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 10% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.51%

Type of debt	SAFE
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	Exercisable at discount of 10% for the securities issued in a Qualified Financing; $2,000,000 valuation cap
Maturity Date	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	<1%

Type of debt	Convertible Debt
Amount outstanding	$423,500
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 20% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	23.44%

Type of debt	Convertible Debt
Amount outstanding	$48,700
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 20% discount for the securities issued in a Qualified Financing, with some subject to a $4M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.21%

Type of debt	Convertible Debt – URA
Amount outstanding	$100,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 15% discount for the securities issued in a Qualified Financing
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	5.65%

Type of debt	Payment Protection Plan Loan
Amount outstanding	$27,000
Interest Rate and Amortization Schedule	1% Fixed
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	2 Years
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0%

Ownership

A majority of the Company is owned by its founders.

Set forth below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Priya Amin	900,000 Class A Shares	51.39%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Flexable (the **"Company"**) was incorporated on July 13, 2016 under the laws of the State of Pennsylvania, and is headquartered in Pittsburgh, Pennsylvania. The Company provides innovative childcare solutions to organizations, and individuals through virtual MiniCamps and one-on-one virtual services to keep children occupied virtually while parents work.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 25, 2021, the Company had $28,500 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

The Company's only source of revenue is from its ongoing business operations.

Material Changes and Other Information

None.

Trends and Uncertainties

Please see Exhibit A for any subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	3/8/18	Section 4(a)(2)
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	6/4/18	Section 4(a)(2)
Conv Note	$10,000	$10,000	-Payroll -Rent -Operating Expenses	4/10/19	Section 3(a)(11)
Conv Note	$50,000	$50,000	-Expansion to new city -Payroll -Overhead/fixed costs	4/18/19	Section 4(a)(2)
Class B Shares	$0	50,000 shares	Securities offered as compensation in exchange for services	1/1/2020	Rule 701
Class B Shares	$0	50,000 shares	Securities offered as compensation in exchange for services	2/3/2020	Rule 701
Conv Note	$53,500	$53,500	-Application development and software costs	2/17/20	Section 4(a)(6)
Class B Shares	$0	50,000 shares	Securities offered as compensation in exchange for services	4/15/2020	Rule 701
Conv Note	$50,000	$50,000	-Marketing and Sales	8/7/2020	Section 4(a)(2)
Conv Note	$135,000	$135,000	-Marketing and Sales	8/10/2020	Section 4(a)(2)
Conv Note	$25,000	$25,000	-Marketing and Sales	9/1/2020	Section 4(a)(2)
Class B Shares	$0	50,000 shares	Securities offered as compensation in exchange for services	9/17/2020	Rule 701
Conv Note.	$48,657	$48,657	-Pivot to virtual childcare	1/1/2021	Section 4(a)(6)
Class A Shares	$0	1.5 shares	Securities offered as compensation in exchange for services	2/1/2021	Rule 701

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counterparty is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On August 11, 2020, the Company purchased 900,000 Class A shares from Jessica Strong, an initial founder of the Company who held in excess of twenty percent of the Company's outstanding voting equity securities prior to the purchase. The purchase was made in exchange for a Promissory Note in the amount of $50,000 due on August 11, 2023.

EXHIBIT A

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT B

Financial Statements